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March 6, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Katherine Bagley Mara Ransom

Re:	Shift4 Payments, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially submitted on January 17, 2020
CIK No. 0001794669

Ladies and Gentleman:

On behalf of Shift4 Payments, Inc. (the “Company”), we are hereby confidentially submitting a third Draft Registration Statement on Form S-1 (“Submission No. 3”). The Company previously submitted an Amendment No. 1 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on January 17, 2020 (the “Amendment No. 1”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on February 6, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 3, which have been marked to show changes from Amendment No. 1, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated,

March 6, 2020 Page 2

capitalized terms used herein have the meanings assigned to them in Submission No. 3 and all references to page numbers in such responses are to page numbers in Submission No. 3.

Risk Factors

Risks Related to the offering and ownership of our Class A common stock

“Our amended and restated certificate of incorporation provides that the doctrine of ‘corporate opportunity’…”, page 50

1.

We note your response to comment 18 and your amended disclosure on page 50, but we reissue our comment in part. Given the overlap and affiliation between your management, the Founder, and the Continuing Equity Owners, please explain in detail how you will determine the scope of your corporate opportunity provision, including how you intend to define “employed” or “employee” for purposes of determining whether the doctrine of corporate opportunity should apply to particular facts and circumstances.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 50 and 140 to clarify that the doctrine of “corporate opportunity” will not apply against Searchlight.

“Our amended and restated certificate of incorporation will provide…”, page 50

2.

We note your response to comment 7, and your amended disclosure that “the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.” Please confirm that your amended and restated certificate of incorporation will clearly state that the exclusive forum provisions do not apply to claims under the federal securities laws, or tell us how you will make future investors aware of the provision’s limited applicability.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s amended and restated certificate of incorporation will clearly state that the exclusive forum provisions do not apply to claims under the federal securities laws.

Business

Customer Success Stories, page 92

3.

We note that you have amended your filing to add a discussion of “Customer Success Stories,” that describe your business “viewed through the lenses of [y]our customers.” Please revise your filing to disclose whether these customer stories were solicited. Also, please advise whether the customers you have identified have consented to their stories being disclosed in your filing.

            March 6, 2020

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the customer success stories included in Amendment No. 1 resulted from positive feedback that originated from the customers. The Company encourages its customers to describe their experience with the Company’s services. The Company also from time to time surveys its customers regarding their experiences with the Company. In response to positive feedback received, the Company contacted these customers to request their consent to use their story in Amendment No. 1 and, in some cases, requested further detail about their positive experience. The customer success stories included in Amendment No. 1 were obtained in this manner.

The Company supplementally advises the Staff that each of the customers whose success story was included in Amendment No. 1 has consented to the use of its story.

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            March 6, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Jared Isaacman, Shift4 Payments, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

Richard A. Fenyes, Simpson Thacher & Bartlett LLP

Joshua F. Bonnie, Simpson Thacher & Bartlett LLP